Pamela Poland Chen, Esq. To Call Writer Directly: +1 212 341 7825 pamela.chen@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

August 15, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Anu Dubey

Re:	Privacore VPC Asset Backed Credit Fund

Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File Nos. 333-286938; 811-24082)

Dear Ms. Dubey:

On behalf of Privacore VPC Asset Backed Credit Fund, a Delaware statutory trust (the "Fund"), we hereby respond to the comments you provided during a teleconference call on July 11, 2025 and a telephone call on July 17, 2025 with Pamela Poland Chen and Shona Liu of Kirkland & Ellis LLP, outside counsel to the Fund, regarding Pre-Effective Amendment No.1 to the Fund's Registration Statement on Form N-2 filed on July 8, 2025 (File Nos. 333-286938; 811-24082) (the "Registration Statement"), with the Securities and Exchange Commission.

For your convenience, your comments are summarized below, followed by the Fund's responses. The Fund intends to file Pre-Effective Amendment No. 2 (the "Amendment") to the Registration Statement to respond to the comments and make certain other changes. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund's Prospectus (the "Prospectus") or Statement of Additional Information ("SAI") are to those filed as part of the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

PROSPECTUS

Cover Page

1.	The eighth sentence of the second paragraph on the cover page identifies investments in which the Fund may invest. Please revise this sentence to clarify which of these investments are "Asset Backed Credit Instruments" (e.g., "residential and commercial real estate" is not an asset-backed credit instrument).

Response:

In response to the Staff's request, the Fund will revise in the Amendment the disclosure in the cover page and throughout the Amendment, where applicable, as set forth below:

The Asset Backed Credit Instruments the Fund may invest in include secured and unsecured consumer credit receivables, consumer leases, equipment leases, and credit instruments relating to certain assets, including residential and commercial real estate, ~~equipment leases,~~ aviation assets, shipping assets, transportation and storage assets, and financial assets, such as factoring receivables, litigation claims, financial claims and trade claims~~, and other receivables~~.

Fund Summary – Fees and Expenses

2.	On page 5, the fourth paragraph states that the Expense Limitation Agreement has an initial term of twelve-months "beginning on the Fund's commencement of operations." Please confirm that "commencement of operations" will be the same as or later than the effective date (the "Effective Date") of the Registration Statement to ensure that the Expense Limitation Agreement runs for at least one year from the Effective Date.

Response:

The Fund supplementally confirms that the commencement of operations will follow the Effective Date of the Registration Statement.

Summary of Fund Expenses

3.	With respect to footnote 8 and the corresponding fee table line item and expense examples, please confirm, and re-calculate if necessary, that the fee table line item only reflects a management fee waiver of 0.25% for one year.

Response:

The Fund's Board has approved an amended management fee waiver agreement, which will be filed with the Amendment, that reflects the Adviser's agreement to reduce the annual rate of its Management Fee from 0.75% to 0.25% for a 12-month period beginning on the commencement of operations of the Fund. The Fund will revise the disclosure in footnote 8 and throughout the Amendment, where applicable, as set forth below:

Additionally, the Adviser has agreed, pursuant to a Management Fee Waiver, for each Class of Shares, for the ~~(i) the Initial Waiver Period, to waive the annual rate of its Management Fee; and (ii) the six-month period immediately thereafter~~12-month period beginning on the commencement of operations of the Fund, to reduce the annual rate of its Management Fee from 0.75% to ~~0.50~~0.25%.

Use of Proceeds

4.	The second sentence of this section states that, based on current market conditions, the Fund anticipates that it may take "several months" for the Fund to fully invest its available capital. Please disclose with greater specificity how long it is expected to take the Fund to fully invest its net proceeds.

Response:

In response to the Staff's request, the Fund will revise the disclosure in the "Use of Proceeds" section as set forth below:

The proceeds from the sale of Shares of the Fund, not including the amount of any sales charges and the Fund's fees and expenses (including, without limitation, offering expenses), will be invested by the Fund in accordance with the Fund's investment objective and strategies~~. Based on current~~ within three months after receipt of such proceeds, consistent with market conditions~~, the Fund anticipates that it may take several months for the Fund to fully invest its available capital, depending on~~ and the availability of ~~investment opportunities that are~~investments consistent with the Fund's investment objective and ~~policies.~~ strategies.~~, the time needed to identify, negotiate and execute investments that the Fund selects and due to the fact that it will be difficult to commit to investments prior to the receipt of such capital. However, if~~ However, the Fund may be delayed up to an additional three months depending on market conditions ~~change, it may take longer for~~, the timing and availability of suitable investments and capital inflows into the Fund ~~to fully invest its available capital~~. The Fund cannot assure you that it will achieve its targeted investment pace.

General Risks

5.	On page 17, please disclose that the risks included in this section are principal risks and move any non-principal risks to a separate section with a separate heading indicating that such risks are non-principal risks.

Response:

In response to the Staff's comment, the Fund will revise in the Amendment the heading on page 17 from "General Risks" to "Principal Risks" and qualified that risks included in this section are principal risk factors that relate to the operations and terms of the Fund.

Management of the Fund – Portfolio Managers

6.	On page 56, with respect to Mr. Richard Levy, please include dates relating to Mr. Levy's business experience to cover at least the past 5 years. See Item 9.1.c of Form N-2.

Response:

In response to the Staff's comment, the Fund will revise the disclosure on page 56 of the Amendment as set forth below:

Richard Levy: Richard Levy is the Chief Executive Officer~~,~~ and Chief Investment Officer~~, and founder~~ of Victory Park Capital Advisors, LLC, which he founded in 2007. Prior to his role at Victory Park Capital Advisors, LLC, Mr. Levy served as head of the Small Cap Structured Products Group and co-head of the Solutions Group at Magnetar Capital. He also co-founded and served as managing partner at Crestview Capital Partners. Mr. Levy received a B.A. in political science from The Ohio State University, an MBA from the Illinois Institute of Technology's Stuart School of Business, and a J.D. from Chicago-Kent College of Law.

Voting

7.	The first sentence of this section states that each Shareholder will have the right to cast a number of votes, based on the value of such Shareholder's Shares. Please delete this sentence to reflect Section 6.1 of the Fund's Declaration of Trust, which states that a Shareholder is entitled to one vote for each Share held.

Response:

In response to the Staff's comment, the Fund will revise in the Amendment the disclosure in the "Voting" section as set forth below:

~~Each Shareholder will have the right to cast a number of votes, based on the value of such Shareholder's Shares, at any meeting of Shareholders called by the Board.~~ A Shareholder of each Class shall be entitled to one vote for each Share of such Class on any matter on which such Shareholder is entitled to vote, at any meeting of Shareholders called by the Board. Except for the exercise of such voting privileges, Shareholders will not be entitled to participate in the management or control of the Fund's business and may not act for or bind the Fund.

Purchasing Shares – Sales Charge – Class S Shares and Class D Shares

8.	On page 84, the second sentence of the first paragraph states that financial intermediaries may reduce or waive the sales charge under certain circumstances. Please disclose that the Distributor has not currently engaged any financial intermediaries that offer sales charge waivers or reductions.

Response:

In response to the Staff's comment, the Fund will include additional disclosure on page 84 of the Amendment as set forth below:

As of the date hereof, the Distributor has not engaged any Financial Intermediaries that offer sales charge waivers or reductions.

Additional Information – Derivative Actions/Exclusive Forum

9.	On page 87, the last sentence of the first paragraph states that the Declaration of Trust provides that the "foregoing provisions in this paragraph" will not apply to claims brought under the federal securities laws. Please replace the reference to "this paragraph" with language that indicates that the requirements in this section do not apply to claims brought under the federal securities laws.

Response:

In response to the Staff's comment, the Fund will revise the last sentence on page 87 to replace the reference from "this paragraph" to "under this section titled "DERIVATIVE ACTIONS/EXCLUSIVE FORUM".

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies - Concentration

10.	Please include disclosure in this section that the Fund will consider the holdings of underlying funds in which it invests for purposes of determining compliance with its concentration policy.

Response:

In response to the Staff's comment, the Fund will include additional disclosure in the section of the SAI entitled "Fundamental Policies – Concentration" as set forth below:

The Fund will consider the holdings of underlying funds in which it invests for purposes of determining compliance with its concentration policy.

Board of Trustees and Officers – Trustee Compensation

11.	If applicable, please include the information required by column 5 of Item 18.13 of Form N-2 (Total Compensation from Fund and Fund Complex Paid to Directors), with respect to the other funds in the Fund Complex (i.e. other Privacore funds).

Response:

In response to the Staff's comment, the Fund will include additional disclosure in the section of the SAI entitled "Board of Trustees and Officers – Trustee Compensation" as set forth below:

As the Fund has not yet commenced operations, the following table indicates the compensation anticipated to be paid to the Independent Trustees for the first fiscal year of the Fund's operations and the anticipated compensation paid by all funds in the fund complex to the Independent Trustees for the fiscal year ending [March 31, 2026], including amounts payable but deferred at the option of each Independent Trustee. The Fund currently does not offer any pension, profit-sharing or retirement plan to Trustees.

Name of Trustee	For the Fiscal Year Ending March 31, 2026, Estimated Aggregate Compensation from the Fund	For the Fiscal Year Ending March 31, 2026. Estimated Aggregate Compensation from the Fund Complex [1]
Sarah Dyer Independent Trustee	$[45,000]	$[135,000]
Brian Devaney Independent Trustee	$[40,000]	$[120,000]
Arthur Liao Independent Trustee	$[55,000]	$[165,000]

[1]	The "Fund Complex" consists of the Fund, Privacore PCAAM Alternative Income Fund and Privacore PCAAM Alternative Growth Fund.

PART C – OTHER INFORMATION

Signature Page

12.	Please also identify the comptroller or principal accounting officer of the Fund who is signing the Registration Statement, as required by Section 6(a) of the Securities Act.

Response:

In response to the Staff's comment, the Fund will revise the signature page of the Amendment to include the principal accounting officer of the Fund.

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If you have any questions, please feel free to contact the undersigned by telephone at (212) 341-7825 (or by email at pamela.chen@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Pamela Poland Chen, Esq.
Pamela Poland Chen

cc:	Nicole M. Runyan, P.C.

Jason Monfort, Esq.